# Direct Owners/Executive Officers

**Organization CRD Number: 138138**

**Organization SEC Number: 8-67145**

**No IA Record**

**Organization Name: LEVEL ATS**

**Applicant Name: EBX LLC**

| Full Legal Name | Domestic, Foreign, Individual | Status | Date Status Acquired | Ownership Code | Control person | Public Reporting Company | CRD#, EIN, SSN, IRS# |
|---|---|---|---|---|---|---|---|
| CREDIT SUISSE NEXT INVESTORS, LLC | Domestic Entity | SHAREHOLDER | 12/2013 | 10% but less than 25% | N | N | 46-3739129 |
| CITIGROUP FINANCIAL STRATEGIES, INC. | Domestic Entity | SHAREHOLDER | 08/2005 | 10% but less than 25% | N | N | 04-3823642 |
| LB I GROUP, INC. | Domestic Entity | SHAREHOLDER | 08/2005 | 10% but less than 25% | N | N | 13-2741778 |
| FIDELITY GLOBAL BROKERAGE GROUP, INC. | Domestic Entity | SHAREHOLDER | 08/2005 | 5% but less than 10% | N | N | 04-3257666 |
| LINARES, JOHN FITZGERALD | Individual | GENERAL COUNSEL & CORPORATE SECRETARY | 01/2010 | Less than 5% | N | N | 3104547 |
| BARROS, DENISE CRONIN | Individual | CHIEF COMPLIANCE OFFICER | 06/2006 | Less than 5% | N | N | 2969581 |
| CONARY, NEIL WHITNEY | Individual | CHIEF EXECUTIVE OFFICER | 06/2006 | Less than 5% | Y | N | 1060818 |
| MERRILL LYNCH LP HOLDINGS, INC. | Domestic Entity | SHAREHOLDER | 06/2006 | 10% but less than 25% | N | N | 13-3408201 |
| STUPAY, MICHAEL ELLIOT | Individual | FINANCIAL & OPERATIONS PRINCIPAL | 06/2006 | Less than 5% | N | N | 2287906 |
| MIELE, STEPHEN R | Individual | CHIEF STRATEGY OFFICER | 12/2007 | Less than 5% | N | N | 2645590 |